SCHEDULE 13D

Amendment No. 8
The Exploration Company of Louisiana, Inc.
common stock
Cusip # 302134101
Filing Fee: No


Cusip # 302134101
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	PF
Item 6:	Bermuda
Item 7:	15,199,475
Item 8:	None
Item 9:	15,199,475
Item 10:	None
Item 11:	15,199,475
Item 13:	7.92%
Item 14:	HC, IA


PREAMBLE


	The Schedule 13D, dated April 15, 1992, amended May 14, 1992, June 17, 1992, January 4, 1993, July 7, 1993, January 31, 1994, February 3, 1994, and
June 2, 1994, filed by Fidelity International Limited with respect to the common stock, $0.01 par value per shares (the "Shares") of Exploration Co of Louisiana (the "Company") is hereby amended as set forth below. The shares to which it relates are owned by Fidelity International Limited, through its subsidiaries and affiliates.

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda.

	A partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 48.879% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FIL. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The shares to which this statement relates are owned directly by three of the International Funds managed by Fidelity International Limited, through its subsidiaries and affiliates.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FIL are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations within respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

	Item 3 is amended as follows:

	The International Funds and accounts which own or owned shares purchased in the aggregate 20,720,032 shares for cash in the amount of approximately $12,577,402 , including brokerage commissions. Proceeds from 5,520,557 shares sold aggregated $7,577,309 . These trades were completed in London with Pounds Sterling (for the purposes of this filing, prices were converted at $1.51/Pound, as quoted in the Wall Street Journal on June 10, 1994). These Funds and accounts used their own assets in making such purchases and no part of the purchase price is represented by borrowed funds. The attached Schedule
B sets forth shares purchased and/or sold since April 21, 1994.

Item 4.	Purpose of Transaction.


Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	FIL beneficially owns, as investment adviser or the parent of the investment adviser to the International Funds and accounts, 15,199,475 shares or approximately 7.92% of the outstanding shares of the Company.

	The International Funds, the International Pension Accounts and FIL, as investment adviser to the International Funds and International Pension Accounts, each has the sole power to vote and the sole power to dispose of the 15,199,475 shares held by the International Funds and the International Pension Accounts.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the 	Issuer.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 7.	Material to be Filed as Exhibits.

	Not applicable.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						Fidelity International Limited



Date:	June 22, 1994				By:	/s/Arthur S. Loring
							Arthur S. Loring
							Attorney-in-Fact



Schedule A

	 POSITION WITH	PRINCIPAL
NAME	INTERNATIONAL		OCCUPATION

Edward C. Johnson 3d	Director & Chairman of the Board	Chief Executive
Officer
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Barry J. Bateman	Director	Chief Executive Officer
25 Lovat Lane		Fidelity International
London, England		Limited
EC3R  8LL

William L. Byrnes	Director	Vice Chairman -
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Martin P. Cambridge	Chief Financial Officer	CFO - Fidelity
Oakhill House		International Limited
130 Tonbridge Road
Hildenborough, Kent
TN119DZ England

Charles T. M. Collis	Director, V.P., & Secretary	Private Attorney
P.O. Box HM 391
Hamilton HMBX, Bermuda

Glen R. Moreno	Director	Director-Fidelity
25 Lovat Lane		International Limited
London, England
EC3R  8LL

David J. Saul	Director	Executive V.P. &
P.O. Box 650		President-Fidelity
Hamilton, Bermuda		Bermuda, a division of
		Fidelity International
		Limited

Messrs. Johnson 3d, Byrnes, and Moreno are United States citizens and Messrs. Cambridge, Collis, Saul, and Bateman are citizens of the United Kingdom.



SCHEDULE B


Exploration Co. of Lousiana

One International Account purchased shares since April 21, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

	04-25-94	100,000	$1.05



SCHEDULE B


Exploration Co. of Lousiana

Three International Accounts sold shares since April 21, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

	04-25-94	100,000	$1.05
	05-26-94	2,000,000	1.04
	05-27-94	555,000	1.05
	05-31-94	945,000	1.05